Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the information presented in “Selected Historical Consolidated Financial Data” and our historical consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, the following discussion contains forward-looking statements, such as statements regarding our expectation for future performance, liquidity and capital resources, that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause such differences include those identified below and those described in “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and “Consolidated Financial Information.” We assume no obligation to update any of these forward-looking statements.

Overview

We are a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of our own, we conduct our substantial operations via our operating subsidiaries in Singapore and Indonesia.

We are an emerging Southeast Asian (“SEA”) community-oriented e-Commerce retailor (“Community E-Commerce Retailor”) with a focus on grocery and travel. Community e-commerce is a deepened extension form of e-commerce, where social media users with mutual interest and like-minded behavior are connected, forming a community group within a network through online medium. Our mission is to make social shopping a new lifestyle for consumers and to empower consumers’ purchases with an efficient cost-saving purchasing model.

Key Factors that Affect Operating Results

We believe the key factors affecting our financial condition and results of operations include the following:

Our Ability to Create Value for Our Users and Generate Revenue

Our ability to create value for our users and generate our revenues from customers is driven by the factors described below:

●	Number and volume of transactions completed by our customers for online orders via our Webuy mobile APP. Customers are attracted to our platform by the breadth of personalized deals and the interactive user experience within our community groups. The number and volume of transaction completed by our customers is affected by our ability to continue to enhance and expand our product offerings and improve the user experience. Our growth in revenue derived from online transactions depends on the number and volume of the transactions completed by our customers. We keep track of the number and volume by our in-house developed business intelligent system, which is capable to synchronize the real time statistical data to our backend dashboard. Transaction volume for the six months ended June 30, 2023 and 2022 were 300,304 and 438,707 orders, respectively. Transaction volume for the years ended December 31, 2022 and 2021 were 1,002,542 and 899,317 orders, respectively. The decrease of 138,403 or 31.5% in the transaction volume for the six months ended June 30, 2023 was caused by our scaling down of grocery sale business in the Singapore market due to low profit margin. The increase of 103,225 or 11.5% in the transaction volume was in line with our increase in revenue for the years ended December 31, 2022.

●	Empowering data and technology. Our ability to engage our customers and empower our suppliers and their brands is affected by the breadth and depth of our data insights, such as the accuracy of our customers’ shopping preferences, and our technology capabilities and infrastructure, and our continued ability to develop scalable services and upgrade our platform user experience to adapt to the quickly evolving industry trends and customer preferences.

Our Investment in User Base, Technology, People, and Infrastructure

We have made and will continue to make investments in enhancing and upgrading our platform in order to attract customers and suppliers, enhance user experience and expand the capabilities and scope of our platform. We expect to continue to invest in our technology capabilities and infrastructure, which will lower our margins but deliver overall long-term growth.

Impact of the COVID-19 Pandemic

Beginning with fiscal year 2023, we believe the regulatory measures in response to the pandemic will be relaxed and travel restrictions in most countries will be lifted. Although the COVID-19 pandemic impacted our operations during the years ended December 31, 2022 and 2021, we have also benefited from the pandemic as follows:

●	usage of online technology has widened and become more common to the general public of various age groups, people prefer to go online and make purchases from the features Webuy mobile App offers;

●	during the pandemic “lockdown” phases, our business operations have carried on without significant disruption as customers preferred to purchase groceries in a handier manner through online; and

●	we have taken advantage of the push to digitalization transformation, by providing a platform and channel to meet users daily essential online shopping and payments.

Inflation

We do not believe that inflation has had a material adverse effect on our business as of June 30, 2023 and December 31, 2022, but we will continue to monitor the effects of inflation on our business in future periods.

Supply Chain Disruptions

Although there have been global supply chain disruptions as a result of the COVID-19 pandemic that may have affected the operations of some of our suppliers, these disruptions have not had a material adverse effect on our business as of June 30, 2023 and December 31, 2022, but we will continue to monitor the effects of supply chain disruptions on our business in future periods.

Results of Operations

The following table sets forth certain operational data for the six months ended June 30, 2023 and 2022:

	Periods Ended June 30,
	2023	2022
	USD	USD

Revenues	$24,400,212	$15,025,054
Cost of revenues	(23,670,573)	(13,907,868)
Gross profit	729,639	1,117,186
Operating expenses
Selling and distribution expenses	(1,320,943)	(2,095,645)
General administrative expenses	(3,063,978)	(2,540,579)
Share-based compensation	-	(986,727)
Loss from operations	(3,655,282)	(4,505,765)

Other income
Other income	69,243	89,895
Gain on disposal of a subsidiary	-	331,584
Finance costs	(87,945)	(103,026)
Total other (expense) income, net	(18,702)	318,453

Loss before income taxes	(3,673,984)	(4,187,312)
Income tax expense	-	-
Net Loss	$(3,673,984)	$(4,187,312)

Revenues

For the six months ended June 30, 2023 and 2022, we derived our revenues primarily from the sales of groceries through our online platform, the Webuy mobile App and from our new business of selling packaged tour which began in 2022.

Our breakdown of revenues in terms revenue stream and geographical locations for the six months ended June 30, 2023 and 2022, respectively, is summarized below:

	Periods Ended June 30,				Change
	2023	%	2022	%	(%)
	USD		USD
Sales of groceries - Singapore	$5,377,119	22.0	$9,907,280	65.9	(45.7)
Sales of groceries - Indonesia	13,656,946	56.0	4,428,116	29.5	208.4
Sales of groceries - Malaysia	-	-	212,932	1.4	(100.0)
Packaged-tour - Singapore	5,366,147	22.0	476,726	3.2	1,025.6
Total revenues	$24,400,212	100.0	$15,025,054	100.0	62.4

Total revenue increased by approximately $9.38 million or 62.4% increase in revenue, totaling $24.4 million for the first half of 2023, compared to the same period last year. The revenue growth was primarily driven by a remarkable 208% increase in sales of groceries in Indonesia through our platform, reaching $13.7 million for the first half of 2023. This achievement follows our re-entry into the market after the cross-border opening in 2022 post-COVID-19. Furthermore, our expanding presence in Indonesia has also resulted in a significant influx of offline bulk purchase orders, underscoring the growing demand for our offerings in the region.

We did not generate any revenue from our Malaysian market due to the disposal and sale of our Malaysian subsidiary to an unrelated party on July 27, 2022.

Our strategy of introducing new travel services has proved highly effective, evidenced by a remarkable 1025.6% surge in revenue. In the initial half of 2022, we generated approximately $0.5 million from our existing services in Singapore. Building on this achievement, in the first half of 2023, our foray into new travel services propelled revenues to approximately $5.4 million, highlighting the extraordinary growth driven by the strength of our strategy.

Cost of revenues

Cost of revenue for the six months ended June 30, 2023 and 2022 was approximately $23.67 million and $13.91 million, respectively, representing an increase of 70.2% as a results of increased groceries sales in Indonesia, as well as cost of revenues incurred from our packaged-tour business. Our cost of revenues consists primarily of changes in inventory, direct labor costs (including salaries and benefits) for employees, sub-contractor fees associated with warehouse operations and packing and handling for grocery sales, and costs for transacting with the principal service providers such as airlines and hotels for our new packaged-tour business. During the six months ended June 30, 2023, we imported large quantities of fresh produce to Indonesia, resulting in a significant increase in the shipping costs.

Our breakdown of cost of revenues for the six months ended June 30, 2023 and 2022, respectively, is summarized below:

	Periods Ended June 30,
	2023	2022
	USD	USD
Changes in inventory	$16,635,781	$12,865,707
Direct labor	197,615	203,796
Packing and handling	1,733,386	361,638
Direct costs for packaged-tour	5,103,791	476,727
Total costs of revenue	23,670,573	13,907,868

Gross profit

Gross profit for the six months ended June 30, 2023 amounted to approximately $0.73 million as compared to gross profit of approximately $1.12 million for the six months ended June 30, 2022. Gross profit margin was approximately 3.0% and 7.4% for the six months ended June 30, 2023 and 2022, respectively. The decrease in gross profit margin was mainly due to the increased cost of groceries coupled with sales markdown offered by us, which resulted in a lower percentage gross margin as our strategy of providing competitive discounts to attract more users to sign up with our platform. We aim to grow our Indonesia market to achieve economies of scale by increasing our grocery sales and lowering costs.

Operating Expenses

Our operating expenses consist of selling and distribution expenses, general administrative expenses and share-based compensation.

Selling and distribution expenses

Selling and distribution expenses for the six months ended June 30, 2023 and 2022 amounted to approximately $1.32 million and $2.10 million, respectively, representing a decrease of approximately $0.77 million or 37.0%.

The decrease was mainly due to the reduction on marketing and promotion expenses during the six months ended June 30, 2023. We started the Webuy mobile platform promotion campaign in fiscal year 2021 which successfully attracted a satisfactory number of community leaders and customers to sign up as our members. In 2022, we were able to reduce the same expenses while maintaining a steady growth in new membership, and thus we further reduced our marketing and promotion expenses in 2023. In addition, there was a decrease in sales commissions paid to Group Leaders of approximately $0.61 million and a decrease in order fulfilment and distribution related fees of approximately $0.51 million in the six months ended June 30, 2023 which was in line with the decrease in transaction volume. These decreases were offset by an increase in selling and distribution expenses relating to our new packaged-tour business of approximately $0.40 million.

General administrative expenses

General administrative expenses for the six months ended June 30, 2023 and 2022 amounted to approximately $3.06 million and $2.54 million, respectively, representing an increase of approximately $0.52 million or 20.6%. The increase was mainly due to the increase in staff costs as we increased our headcount to expand our business in Indonesia, an increase in amortization of intangible assets of approximately $0.10 million as we acquired new software and application development system of $419,873 in the second half of 2022, an increase in depreciation of right of use asset of approximately $0.17 million for the new lease that we entered on February 28, 2023 for a four-story office and warehouse facility in Singapore.

Share-based compensation expenses

Share-based compensation expenses amounted to approximately $nil and $0.99 million for the six months ended June 30, 2023 and 2022, respectively. On January 1, 2021, we granted 1,642 restricted share units amounting to $3.24 million to employees, with a vesting period of twenty months, these shares were fully vested in August 2022. No shares were granted nor issued during the six months ended June 30, 2023.

Other (expense) Income, net

Other expense amounted to approximately $0.02 million for the six months ended June 30, 2023, compared with other income amounted to approximately $0.32 million for the six months ended June 30, 2022. The decrease was mainly attributable to (1) the decrease in government grants received of approximately $0.03 million due to governments had reduced their subsidies in 2023 when Covid-19 pandemic came to an end. For the six months ended June 30, 2023 and 2022, we received government grant of approximately $0.03 and $0.09 million, respectively; (2) the absence of recorded gain of $0.33 from disposal of Beijing Youmeng IT Co., Ltd. on June 29, 2022; (3) the decrease in the finance costs of approximately $0.02 million which was in line with the decrease in loans borrowed from third parties, total loans payable was $1.61 million as of June 30, 2023, compared with $1.99 million as of June 30, 2022.

Income Tax Expense

During the six months ended June 30, 2023, we conducts our businesses in Singapore and Indonesia and is subject to tax in these jurisdictions. As a result of its business activities, we file separate tax returns in these countries that are subject to examination by the foreign tax authorities.

Our income tax expenses for the six months ended June 30, 2023 and 2022 was $nil and $nil, respectively.

Net Loss

During the six months ended June 30, 2023, we incurred a net loss of approximately $3.67 million, as compared to approximately $4.19 million for the six months ended June 30, 2022. The decrease in net loss is primarily attributable to our successful cost-control measures on the operating expenses, in which the total operating expenses decreased by approximately $1.24 million or 22.0%.

Going Concern and Capital Resources

The unaudited interim consolidated financial statements included in this prospectus have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company incurred a net loss of approximately $3.67 million and approximately $4.19 million for the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023 and 2022, the Company had net cash used in operating activities of approximately $0.88 million and approximately $2.61 million, respectively. The Company had a deficit on total equity of approximately $6.45 million and $2.78 million as of June 30, 2023 and December 31, 2022, respectively. These conditions raise doubt about the Company’s ability to continue as a going concern.

In view of these circumstances, the management of the Company has given consideration to the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

To sustain its ability to support the Company’s operating activities, the Company may have to consider supplementing its available sources of funds through the following sources:

●	Issuance of additional convertible notes and equity to individual persons and/or corporate entities, from March 1, 2022 through the date of the release of this prospectus, the Company has raised a total of approximately $4.82 million from the issuance of a series of Convertible Loan Notes to various investors, in which Convertible Loan Notes in the aggregate amount of approximately $2.92 million has been converted to shares;

●	Other available sources of financing from Singapore banks and other financial institutions; and

●	Financial support from the Company’s related party and shareholders.

●

On October 19, 2023, the Company completed its initial public offering to receive approximately $13.5 million in net proceeds. On November 3, 2023 and November 21, 2023, the Representative exercised the Over-Allotment Option and the Company received $546,000 and $1,528,800, respectively in net proceeds.

No assurance can be provided that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. The unaudited interim consolidated financial statements for the six months ended June 30, 2023 and 2022 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of the Company to continue as a going concern.

The following table sets forth a summary of our cash flows for the six months ended June 30, 2023 and 2022 indicated:

	Periods Ended June 30,
	2023	2022
	USD	USD

Net cash used in operating activities	$(884,672)	$(2,608,493)
Net cash used in investing activities	(564,333)	(452,093)
Net cash provided by financing activities	831,606	4,483,035
Net increase/(decrease) in cash and cash equivalents	(617,399)	1,422,449
Effect of exchange rate changes on balance of cash held in foreign currencies	(9,673)	42,214
Cash and cash equivalents at the beginning of the period	1,554,464	1,539,348
Cash and cash equivalents at the end of the period	927,392	3,004,011

Cash used in operating activities

For the six months ended June 30, 2023, net cash used in operating activities amounted to approximately $0.88 million primarily resulting from the net loss of approximately $3.67 million, adjusted for non-cash items and changes in working capital. Adjustments for non-cash items consist of the expense items for amortization of intangible assets to approximately $0.23 million, depreciation of leasehold improvements and equipment to approximately $0.08 million. Changes in working capital included increase in inventories of approximately $0.79 million, increase in accounts receivables of approximately $(0.73) million, increase in prepaid expenses and other assets of approximately $(1.79) million, decrease in operating lease liabilities of approximately $(0.11) million, increase in accounts payable of approximately $2.32 million, increase in other current liabilities of approximately $1.72 million and decrease in amount due from/to related parties of approximately $0.02 million.

For the six months ended June 30, 2022, net cash used in operating activities amounted to approximately $2.61 million primarily resulted from the net loss of approximately $4.19 million adjusted for non-cash items and changes in working capital. Adjustments for non-cash items consist of amortization of intangible assets to approximately $0.13 million, depreciation of leasehold improvements and equipment to approximately $0.06 million, gain on disposal of subsidiary to approximately $0.33 million, non-cash lease costs to approximately $0.14 million and share-based compensation of approximately $0.99 million. Changes in working capital mainly included decrease in inventories of approximately $0.17 million, increase in prepaid expenses and other assets of approximately $0.73 million, decrease in operating lease liabilities of approximately $0.14 million, increase in accounts payable of approximately $1.23 million, decrease in deferred revenue of approximately $0.08 million, increase in other current liabilities of approximately $0.16 million and decrease in amount due to a director of approximately $0.01 million.

Cash used in investing activities

For the six months ended June 30, 2023, net cash used in investing activities amounted to approximately $0.56 million due to the purchase of leasehold improvements and equipment.

For the six months ended June 30, 2022, net cash used in investing activities amounted to approximately $0.45 million, which mainly comprised of purchase of leasehold improvements and equipment and intangible assets.

Cash provided by financing activities

For the six months ended June 30, 2023, net cash provided by financing activities amounted to approximately $0.83 million which consists of proceeds from convertibles bonds of approximately $1.29 million and the repayment of loan payables of approximately $(0.46) million.

For the six months ended June 30, 2022, net cash provided by financing activities amounted to approximately $4.48 million which primarily consist of proceeds from convertibles bonds of approximately $2.77 million, proceeds from SAFE Notes of approximately $0.75 million and proceeds from term loan payables of approximately $1.50 million partially offset by repayment of loan payables of approximately $0.54 million.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2023 and through the date of the release of this prospectus.

Off-Balance Sheet Arrangements

As of June 30, 2023 and December 31, 2022, we have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our shareholders.

Critical Accounting Policies and Estimates

Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. The Company records the lease expenses on a straight-line basis over the lease term.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities - current and operating lease liabilities – non-current on the balance sheets. Finance leases are included in leasehold improvements and equipment, loan payable – current and loan payable – non-current in the balance sheets.

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company accounts for the lease and non-lease components of its leases as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

Revenue recognition

The Company adopts Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (ASC Topic 606) for all periods presented. The core principle underlying the revenue recognition of this ASU allows the Company to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires the Company to (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the performance obligation is satisfied.

Product revenues

- Performance obligations satisfied at a point in time

The Company primarily sells goods through group orders directly through the Company’s mobile application. The Company accounts for the revenues generated from sales on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods, which the Company has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. Revenues are measured based on the amount of consideration that the Company expects to receive reduced by sales return and discount. In making this determination, the Company also assesses whether the Company is primarily obligated, subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators in accordance with ASC 606-10-55-36 through 40. The Company recognizes the sales of goods when the control of the specified goods is transferred to customers which is upon delivery of goods to customers. Revenues also exclude any amounts collected on behalf of the third parties, including sales taxes and indirect taxes.

The Company sells goods to customers and the revenues are earned from the cash payment made by customers or customers settle their balances with “Assets”. The Company grants “Assets” upon (i) Cash collected from customers via Webuy mobile APP to top up their e-wallet balance; (ii) Refund to customers’ e-wallet due to order cancellation or products returned from customers; (iii) Commissions payable to Group Leaders for the provision of services to the Company. These “Assets” entitle the holders to offset future purchases. As such, “Assets” are initially recognized and recorded as “Advances from customers” upon the grant and when customers have yet placed the purchase orders to create an underlying sales agreement with the Company. The Company uses the term “Assets” to represent the payment procedures and balances of customers’ user accounts on the Company’s Webuy mobile APP platform.

Until “Assets” are used at the time when customers have placed the purchase orders, “Assets” of customers’ user accounts in the Company’s Webuy mobile APP will be reduced; as for the Company’s book-keeping, the Company reclassifies the “Advance from customers” balance to “Deferred revenue”. “Deferred revenue” is a contract liability that the Company is obligated to transfer goods to customers for which the Company has received consideration (or the amount is due) from customers in the form of cash or “Assets”. The balance of “Deferred revenue” represents unfulfilled performance obligations in the sales agreement, i.e. products that have not yet been delivered. Once the related products have been delivered, the amount in “Deferred revenue” account is shifted to a revenue account.

Deferred revenue recognized as revenue during the six months ended June 30, 2023 and 2022 was $990,981 and $484,115.

Packaged-tour revenue

- Performance obligations satisfied at a point in time

Within each contract, the Company identify whether it is principal or agent at the performance obligation level. In arrangements where the Company has substantive control over the service before transferring it to the customer and is primarily responsible for integrating the services into the final deliverables, the Company acts as principal. The Company’s revenue on the sale of packaged-tour is reported as a gross basis, that is, the amounts billed to the customer are recorded as revenues, and amounts paid to travel supplier (such as airlines, hotels, travel buses, etc.) are recorded as cost of revenues. The Company is principal in accordance with ASC paragraphs 606-10-55-36 through 55-40 because the Company controls the packaged-tour including the underlying travel services before the services are transferred to the customer. The control is evidenced by the Company being primarily responsible to its customer and is having a level of discretion in establishing pricing.

The Company operates as a single operating segment including product revenue from the sale of goods, which represent 86% of the Company’s revenues, and sale of packaged tour, which represent 14% of the Company’s revenues. Due to the integrated structure of the Company’s business, the sale of goods revenue and sale of packaged tour revenue are combined with each other. The Company’s chief operating decision maker, its Chief Executive Officer, reviews financial information on an aggregate basis for the purposes of allocating resources and evaluating financial performance. The Company’s primary operations are in Singapore and Indonesia, and it has derived substantially all of its revenue from sales to customers in these jurisdictions.

In accordance with ASC 280-10-50-40, the Company’s disaggregation information of revenues by each product and service or each group of similar product and services type which were recognized based on the nature of performance obligation disclosed above was as follows:

	For the six months ended June 30,
Product/Service Type	2023	Percentage of Total revenue	2022	Percentage of Total revenue
Food and beverage	$11,761,196	48%	$8,859,482	59%
Fresh produce	7,053,085	29%	5,209,224	35%
Lifestyle and other personal care items	219,784	1%	479,622	3%
Packaged-tour	5,366,147	22%	476,726	3%
Total	$24,400,212	100%	$15,025,054	100%

Revenues classified by the geographic areas in which the customers were located was as follows:

	For the six months ended June 30,
Country	2023	Percentage of Total revenue	2022	Percentage of Total revenue
Singapore	$10,743,266	44%	$10,384,006	69%
Indonesia	13,656,946	56%	4,428,116	30%
Malaysia	-	-%	212,932	1%
Total	$24,400,212	100%	$15,025,054	100%

During the years ended June 30, 2023 and 2022, all revenues were generated from third parties.

Concentrations and Risks

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

There was no single customer who represented 10% or more of the Company’s total revenue for the six months ended June 30, 2023 and 2022.

There is no single supplier who represented 10% or more of the Company’s total purchases for six months ended June 30, 2023 and 2022.

Details of the supplier which accounted for 10% or more of accounts payable are as follows:

	June 30, 2023	% accounts payable	December 31, 2022	% accounts payable
Company A	$610,074	7.5%	$573,451	10.5%

Details of the customers which accounted for 10% or more of accounts receivable are as follows:

	June 30, 2023	% accounts receivable	December 31, 2022	% accounts receivable
Company A	602,705	18.4%	-	0.0%
Company B	596,667	18.3%	307,672	12.0%
Company C	414,036	12.7%	7,997	0.3%
Company D	-	0.0	679,226	26.4%
Company E	-	0.0%	$586,103	22.8%
	$1,613,408	49.4%	$1,580,998	61.5%

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments) and cash and bank deposits presented on the consolidated balance sheets. The Company has no other financial assets which carry significant exposure to credit risk.

Foreign Currency Risk

The Company operates in multiple markets, which exposes it to the effects of fluctuations in currency exchange rates as it reports its financials and key operational metrics in USD. The Company earns revenue denominated in local currencies of Southeast Asia. The Company generally incur expenses for employee compensation and other operating expenses in the local currencies in the markets in which it operates. Fluctuations in the exchange rates among the various currencies that the Company uses could cause fluctuations in its operational and financial results.